David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com
August 18, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:       Root Stockholdings, Inc.
Confidential Submission of Draft Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Root Stockholdings, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on August 10, 2020, we hereby confirm that the Registration Statement and all amendments thereto shall be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.
Please direct all notices, comments and communications with respect to this confidential submission to me at (415) 693-2177 or Nicole Brookshire of Cooley LLP at (212) 479-6157.

Sincerely,

/s/ David Peinsipp
David Peinsipp
Cooley LLP
Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000  f: (415) 693-2222 cooley.com